================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 FORM 11-K



[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 1997



[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



Commission file number        333-04963
                       ------------------------


                    CASE CORPORATION RETIREMENT SAVINGS PLAN

                            (Full Title of the Plan)


                                CASE CORPORATION
             (Exact name of registrant as specified in its charter)

        Delaware                                       76-0433811
(State of Incorporation)                 (I.R.S. Employer Identification Number)

                               700 State Street
                            Racine, Wisconsin 53404
                                 414-636-6011
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


================================================================================

Item 1.   Financial Statements and Exhibits
          ---------------------------------

          Listed below are the financial statements and exhibits filed as a part of this annual report:

          (a)  Financial Statements-

                 (i) Report of Independent Public Accountants

                (ii) Statements of Net Assets Available for Benefits With Fund
                     Information:
                     As of December 31, 1997 and 1996

               (iii) Statement of Changes in Net Assets Available for
                     Benefits With Fund Information:
                     For the Year Ended December 31, 1997

                (iv) Notes to Financial Statements

                 (v) Supplemental Schedules:
                     Schedule I - Item 27(a): Schedule of Assets Held for Investment Purposes
                     Schedule II - Item 27(d): Schedule of Reportable
                     Transactions

          (b)  Exhibit-

                 (i) Exhibit 1 - Consent of Independent Public Accountants

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   CASE CORPORATION
                                   RETIREMENT SAVINGS PLAN



                                           /s/ Marc J. Castor
                                   By ___________________________________
                                               Marc J. Castor
                                       Vice President, Human Resources


Date: June 24, 1998

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

             FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996
             -----------------------------------------------------

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
             ------------------------------------------------------

                    CASE CORPORATION RETIREMENT SAVINGS PLAN
                    ----------------------------------------

                              FINANCIAL STATEMENTS
                              --------------------

                           DECEMBER 31, 1997 AND 1996
                           --------------------------

                               TABLE OF CONTENTS
                               -----------------




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

  Statements of Net Assets Available for Benefits With Fund Information -
    December 31, 1997 and 1996

  Statement of Changes in Net Assets Available for Benefits With Fund
    Information For the Year Ended December 31, 1997


NOTES TO FINANCIAL STATEMENTS


SUPPLEMENTAL SCHEDULES

  Schedule I - Item 27(a) - Schedule of Assets Held for Investment Purposes

  Schedule II - Item 27(d) - Schedule of Reportable Transactions

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrator of the
  Case Corporation Retirement Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of THE CASE CORPORATION RETIREMENT SAVINGS PLAN as of December 31, 1997 and 1996 and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1997. These financial statements and the supplemental schedules, as listed in the accompanying table of contents, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information, of the Plan as of December 31, 1997 and 1996 and the changes in its net assets available for plan benefits, with fund information, for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the Plan's basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
June 24, 1998.

                               CASE CORPORATION
                               ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
     --------------------------------------------------------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------

                                                                      Participant Directed
                                            -------------------------------------------------------------------
                                               Northern Trust         BZW                               BZW
                                                 Collective         Barclays         Capital         Barclays
                                                 Short-Term        U.S. Debt      Guardian U.S.     U.S. Equity
                                               Investment Fund     Index Fund     Balanced Fund     Index Fund
                                             ------------------   ------------   ---------------   -------------
                  ASSETS
                  ------
Investments, at Fair Market Value            $     118,852,267   $  7,430,021   $    36,047,617   $  53,618,453
Loans to Participants                                        -              -                 -               -
Employer's Contribution Receivable                   8,596,424        121,393           426,649         698,421
Investment Income Receivable                           241,358              -                 -               -
                                             -----------------   ------------   ---------------   -------------
          Total Assets                             127,690,049      7,551,414        36,474,266      54,316,874

               LIABILITIES
               -----------
Accounts Payable                                        27,797          1,917             8,047          11,988
                                             -----------------   ------------   ---------------   -------------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                           $     127,662,252   $  7,549,497   $    36,466,219   $  54,304,886
                                             =================   ============   ===============   =============

         The accompanying notes are an integral part of this statement.

                               CASE CORPORATION
                               ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
     --------------------------------------------------------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------

                                  (Continued)


                                                                    Participant Directed
                                             -------------------------------------------------------------------
                                               Neuberger &                     Capital Guardian     Metropolitan
                                                 Berman        Putnam OTC         U.S. Small         Life Group
                                                Manhattan       Emerging        Capitalization        Annuity
                                                  Trust        Growth Fund           Fund            Contracts
                                             --------------  -------------   ------------------   --------------
                  ASSETS
                  ------
Investments, at Fair Market Value            $  21,165,740   $  57,290,014   $       23,974,032   $   15,521,492
Loans to Participants                                    -               -                    -                -
Employer's Contribution Receivable                 272,600         941,022              350,461              143
Investment Income Receivable                             -               -                    -                -
                                             -------------   -------------   ------------------   --------------
           Total Assets                         21,438,340      58,231,036           24,324,493       15,521,635

            LIABILITIES
            -----------
 Accounts Payable                                      600           1,235                5,390              525
                                             -------------   -------------   ------------------   --------------
 NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                           $  21,437,740   $  58,229,801   $       24,319,103   $   15,521,110
                                             =============   =============   ==================   ==============

        The accompanying notes are an integral part of this statement.

                                CASE CORPORATION
                                ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
      --------------------------------------------------------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------

                                  (Continued)

                                                                                    Non-Participant
                                             Participant Directed                       Directed
                                          ---------------------------   ------------------------------------------
                                            Templeton                                 Participant
                                             Foreign      Case Stock     Tenneco        Loans &
                                               Fund          Fund       Stock Fund       Other           Total
                                          ------------   ------------   ----------    ------------   -------------
                ASSETS
                ------

Investments, at Fair Market Value         $ 11,270,429   $ 59,904,535   $        -   $     621,409   $ 405,696,009
Loans to Participants                                -              -            -       7,031,526       7,031,526
Employer's Contribution Receivable             182,140         72,970            -               -      11,662,223
Investment Income Receivable                         -         51,191            -           5,760         298,309
                                          ------------   ------------   ----------   -------------   -------------

          Total Assets                      11,452,569     60,028,696            -       7,658,695     424,688,067

            LIABILITIES
            -----------

Accounts Payable                                 2,832         15,097            -         765,764         841,192
                                          ------------   ------------   ----------   -------------   -------------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                        $ 11,449,737   $ 60,013,599   $        -   $   6,892,931   $ 423,846,875
                                          ============   ============   ==========   =============   =============

         The accompanying notes are an integral part of this statement.

                                CASE CORPORATION
                                ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
      --------------------------------------------------------------------

                            AS OF DECEMBER 31, 1996
                            -----------------------

                                                                   Participant Directed
                                             ------------------------------------------------------------------
                                              Northern Trust         BZW                               BZW
                                                Collective         Barclays         Capital         Barclays
                                                Short-Term        U.S. Debt      Guardian U.S.     U.S. Equity
                                              Investment Fund     Index Fund     Balanced Fund     Index Fund
                                             -----------------   ------------   ---------------   -------------
               ASSETS
               ------

Investments, at Fair Market Value            $     106,060,966   $  6,292,887   $    24,621,961   $  32,385,954
Loans to Participants                                        -              -                 -               -
Employer's Contribution Receivable                   8,566,278        130,977           461,727         681,763
Investment Income Receivable                           221,833              -                 -               -
                                             -----------------   ------------   ---------------   -------------

          Total Assets                             114,849,077      6,423,864        25,083,688      33,067,717

            LIABILITIES
            -----------

Accounts Payable                                        24,066          1,667             5,919           7,717
                                             -----------------   ------------   ---------------   -------------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                           $     114,825,011   $  6,422,197   $    25,077,769   $  33,060,000
                                             =================   ============   ===============   =============

         The accompanying notes are an integral part of this statement.

                                CASE CORPORATION
                                ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
      --------------------------------------------------------------------

                            AS OF DECEMBER 31, 1996
                            -----------------------

                                  (Continued)

                                                                    Participant Directed
                                             -------------------------------------------------------------------
                                              Neuberger &                     Capital Guardian     Metropolitan
                                                Berman        Putnam OTC         U.S. Small         Life Group
                                               Manhattan       Emerging        Capitalization        Annuity
                                                 Trust        Growth Fund           Fund            Contracts
                                             -------------   -------------   ------------------   --------------
               ASSETS
               ------

Investments, at Fair Market Value            $  11,641,411   $  64,109,586   $       12,635,431   $   14,335,927
Loans to Participants                                    -               -                    -                -
Employer's Contribution Receivable                 279,423       1,338,316              295,216           72,518
Investment Income Receivable                       844,156               -                    -                -
                                             -------------   -------------   ------------------   --------------

          Total Assets                          12,764,990      65,447,902           12,930,647       14,408,445

           LIABILITIES
           -----------

Accounts Payable                                       500           1,572                2,999              536
                                             -------------   -------------   ------------------   --------------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                           $  12,764,490   $  65,446,330   $       12,927,648   $   14,407,909
                                             =============   =============   ==================   ==============

         The accompanying notes are an integral part of this statement.

                                CASE CORPORATION
                                ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
      --------------------------------------------------------------------

                            AS OF DECEMBER 31, 1996
                            -----------------------

                                  (Continued)

                                               Participant Directed        Non-Participant Directed
                                           ---------------------------   ----------------------------
                                            Templeton                                    Participant
                                             Foreign      Case Stock       Tenneco         Loans &
                                              Fund           Fund         Stock Fund        Other
                                           -----------   -------------   ------------   -------------
              ASSETS
              ------

Investments, at Fair Market Value          $ 6,704,233   $ $42,109,761   $ 36,414,222   $     332,745
Loans to Participants                                -               -              -       6,072,453
Employer's Contribution Receivable             167,769          63,043              -               -
Investment Income Receivable                         -          39,717          5,938           2,684
                                           -----------   -------------   ------------   -------------

          Total Assets                       6,872,002      42,212,521     36,420,160       6,407,882

           LIABILITIES
           -----------

Accounts Payable                                 1,650          10,669          6,031         324,008
                                           -----------   -------------   ------------   -------------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                         $ 6,870,352   $  42,201,852   $ 36,414,129   $   6,083,874
                                           ===========   =============   ============   =============

         The accompanying notes are an integral part of this statement.

                                CASE CORPORATION
                                ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
      --------------------------------------------------------------------

                            AS OF DECEMBER 31, 1996
                            -----------------------

                                  (Continued)

                                                Total
                                            --------------
             ASSETS
             ------


Investments, at Fair Market Value           $  357,645,084
Loans to Participants                            6,072,453
Employer's Contribution Receivable              12,057,030
Investment Income Receivable                     1,114,328
                                            --------------

     Total Assets                              376,888,895

          LIABILITIES
          -----------

Accounts Payable                                   387,334
                                            --------------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                          $  376,501,561
                                            ==============

        The accompanying notes are an integral part of this statement.

                               CASE CORPORATION
                               ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
-------------------------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1997
                     ------------------------------------

                                                                  Participant Directed
                                           --------------------------------------------------------------------
                                              Northern Trust         BZW                               BZW
                                                Collective         Barclays         Capital          Barclays
                                                Short-Term        U.S. Debt      Guardian U.S.     Equity Index
                                             Investment Fund      Index Fund     Balanced Fund         Fund
                                           -----------------    ------------   ---------------   --------------
ADDITIONS TO NET ASSETS
     ATTRIBUTED TO:

Net Appreciation (Depreciation)
     in the Fair Value of Investments      $       3,137,334   $     585,392   $     6,333,324   $   12,487,340

Investment Income
     Interest Income                               2,867,150               -                 -                -
     Dividend Income                                       -               -                 -                -
                                           -----------------    ------------   ---------------   --------------
                                                   2,867,150               -                 -                -
                                           -----------------    ------------   ---------------   --------------

Contributions
     Employer's Contributions                      8,466,590         114,315           400,592          657,735
     Participants' Contributions                   3,911,035         443,671         1,777,038        2,934,797
                                           -----------------    ------------   ---------------   --------------
                                                  12,377,625         557,986         2,177,630        3,592,532
                                           -----------------    ------------   ---------------   --------------

          Total Additions                         18,382,109       1,143,378         8,510,954       16,079,872
                                           -----------------    ------------   ---------------   --------------

DEDUCTIONS FROM NET ASSETS
     ATTRIBUTED TO:

     Benefits Paid to Participants                19,038,017         647,736         1,687,272        3,454,410
     Administrative Expenses                         293,894          20,618            85,399          123,553
                                           -----------------    ------------   ---------------    -------------

          Total Deductions                        19,331,911         668,354         1,772,671        3,577,963
                                           -----------------    ------------   ---------------    -------------

          Net Increase (Decrease)                   (949,802)        475,024         6,738,283       12,501,909

TRANSFERS BETWEEN FUNDS                           13,787,043         652,276         4,650,167        8,742,977

TRANSFERS FROM OTHER PLANS                                 -               -                 -                -

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS

Beginning of Year                                114,825,011       6,422,197        25,077,769       33,060,000
                                           -----------------    ------------   ---------------   --------------

End of Year                                $     127,662,252   $   7,549,497   $    36,466,219   $   54,304,886
                                           =================    ============   ===============   ==============

        The accompanying notes are an integral part of this statement.

                               CASE CORPORATION
                               ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
-------------------------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1997
                     ------------------------------------
                                  (Continued)

                                                Participant Directed
                                           ---------------------------------------------------------------------
                                              Neuberger &                      Capital Guardian     Metropolitan
                                                Berman         Putnam OTC         U.S. Small         Life Group
                                               Manhattan        Emerging        Capitalization         Annuity
                                                 Trust        Growth Fund            Fund             Contracts
                                            -------------   -------------    ------------------   --------------
ADDITIONS TO NET ASSETS
     ATTRIBUTED TO:

Net Appreciation (Depreciation)
     in the Fair Value of Investments       $   4,051,782  $    5,114,638    $        3,667,904   $            -

Investment Income
     Interest Income                                    -               -                     -          991,459
     Dividend Income                                    -               -                     -                -
                                            -------------   -------------    ------------------   --------------
                                                        -               -                     -          991,459
                                            -------------   -------------    ------------------   --------------

Contributions
     Employer's Contributions                     254,555         889,570               337,377          (72,375)
     Participants' Contributions                1,213,383       4,411,102             1,340,805        1,292,483
                                            -------------   -------------    ------------------   --------------
                                                1,467,938       5,300,672             1,678,182        1,220,108
                                            -------------   -------------    ------------------   --------------

          Total Additions                       5,519,720      10,415,310             5,346,086        2,211,567
                                            -------------   -------------    ------------------   --------------

DEDUCTIONS FROM NET ASSETS
     ATTRIBUTED TO:

     Benefits Paid to Participants                733,388       3,505,494               835,882          913,186
     Administrative Expenses                        6,683          15,662                52,300            6,391
                                            -------------   -------------    ------------------   --------------

          Total Deductions                        740,071       3,521,156               888,182          919,577
                                            -------------   -------------    ------------------   --------------

          Net Increase (Decrease)               4,779,649       6,894,154             4,457,904        1,291,990

TRANSFERS BETWEEN FUNDS                         3,893,601     (14,110,683)            6,933,551         (178,789)

TRANSFERS FROM OTHER PLANS                              -               -                     -                -

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS

Beginning of Year                              12,764,490      65,446,330            12,927,648       14,407,909
                                            -------------   -------------    ------------------   --------------

End of Year                                 $  21,437,740  $   58,229,801    $       24,319,103   $   15,521,110
                                            =============   =============    ==================   ==============

        The accompanying notes are an integral part of this statement.

                               CASE CORPORATION
                               ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
-------------------------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------

                                  (Continued)

                                               Participant Directed           Non-Participant Directed
                                            ---------------------------   --------------------------------
                                              Templeton                                       Participant
                                               Foreign      Case Stock     Tenneco Stock        Loans &
                                                 Fund          Fund             Fund             Other
                                            ------------   ------------   ---------------   --------------
ADDITIONS TO NET ASSETS
     ATTRIBUTED TO:

Net Appreciation (Depreciation)
     in the Fair Value of Investments       $    221,277   $  4,760,309   $    (1,865,714)   $           -

Investment Income
     Interest Income                                   -         22,470           113,543          656,713
     Dividend Income                             342,877        174,974           740,041                -
                                            ------------   ------------   ---------------    -------------
                                                 342,877        197,444           853,584          656,713
                                            ------------   ------------   ---------------    -------------

Contributions
     Employer's Contributions                    170,856     12,371,403                 -                -
     Participants' Contributions                 912,448        176,515                 -        1,047,910
                                            ------------   ------------   ---------------    -------------
                                               1,083,304     12,547,918                 -        1,047,910
                                            ------------   ------------   ---------------    -------------

          Total Additions                      1,647,458     17,505,671        (1,012,130)       1,704,623
                                            ------------   ------------   ---------------    -------------

DEDUCTIONS FROM NET ASSETS
     ATTRIBUTED TO:

     Benefits Paid to Participants               933,985      2,455,976         4,626,979          895,566
     Administrative Expenses                      23,021        156,966            62,259                -
                                            ------------   ------------   ---------------    -------------

          Total Deductions                       957,006      2,612,942         4,689,238          895,566
                                            ------------   ------------   ---------------    -------------

          Net Increase (Decrease)                690,452     14,892,729        (5,701,368)         809,057

TRANSFERS BETWEEN FUNDS                        3,888,933      2,919,018       (30,712,761)        (465,333)

TRANSFERS FROM OTHER PLANS                             -              -                 -          465,333

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS

Beginning of Year                              6,870,352     42,201,852        36,414,129        6,083,874
                                            ------------   ------------   ---------------    -------------

End of Year                                 $ 11,449,737  $  60,013,599   $             -    $   6,892,931
                                            ============   ============   ===============    =============

        The accompanying notes are an integral part of this statement.

                               CASE CORPORATION
                               ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
-------------------------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1997
                     ------------------------------------
                                  (Continued)

                                                Total
                                            ------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:

Net Appreciation (Depreciation)
  in the Fair Value of Investments          $ 38,493,586

Investment Income
  Interest Income                              4,651,335
  Dividend Income                              1,257,892
                                            ------------
                                               5,909,227
                                            ------------

Contributions
  Employer's Contributions                    23,590,618
  Participants' Contributions                 19,461,187
                                            ------------
                                              43,051,805
                                            ------------

     Total Additions                          87,454,618
                                            ------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:

  Benefits Paid to Participants               39,727,891
  Administrative Expenses                        846,746
                                            ------------

     Total Deductions                         40,574,637
                                            ------------

     Net Increase (Decrease)                  46,879,981

TRANSFERS BETWEEN FUNDS                                -

TRANSFERS FROM OTHER PLANS                       465,333

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS

Beginning of Year                            376,501,561
                                            ------------

End of Year                                 $423,846,875
                                            ============

        The accompanying notes are an integral part of this statement.

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                          DECEMBER 31, 1997 AND 1996
                          --------------------------

1. Description of the Plan
   -----------------------

   The following description of the Case Corporation (the "Company") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

   a.  General
       -------

       The Plan is a defined contribution plan covering all employees of the Company who are neither leased employees nor represented by a collective bargaining unit (unless the collective bargaining agreement stipulates participation). Participants are eligible to make contributions to the Plan upon date of hire, however, Company contributions do not begin until after participants have completed one year of qualified service. The Plan was established on July 1, 1994, and complies with Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   b.  Contributions
       -------------

       The following is a brief description of the contributions applicable to various segments of participants:

                              Participant           Company
                              -----------           -------
Salaried (excluding sales     Ranges from 0% to     100% match  of
representatives at            a maximum of 8%       participant contributions
Company-owned stores,         of eligible
Concord, and Midwest          compensation
Consulting Services)

Salaried (excluding                                 4% of participant's
Concord and Midwest                                 eligible compensation
Consulting Services)

Salaried (excluding                                 Discretionary profit
Concord and Midwest                                 sharing ranging from
Consulting Services)                                0 to 8% of eligible
                                                    compensation

Midwest Consulting            Ranges from 0% to     None
Services and Concord Plant    a maximum of 15%
                              of eligible
                              compensation

Midwest Consulting                                  3% of participant's
Services and Concord Plant                          eligible compensation

Wichita Plant                 Ranges from 0% to     100% match of participant
                              a maximum of 8%       contributions to a maximum
                              of eligible           of 7% of eligible compensation
                              compensation


                                  Participant               Company
                             ---------------------    --------------------
       Steiger Plant         Ranges from 0% to        None
                             a maximum of 20% of
                             eligible compensation

       United Auto           Ranges from 0% to a      Negotiated cents per
       Workers               maximum of 20% of        hour factor times
       (UAW)                 eligible compensation    annual hours worked

       The Company's matching contribution is made in the form of Case Corporation stock. Under the Plan, the Company's fixed contributions are made to the Northern Trust Collective Short-Term Investment Fund and may be redirected by the participant to any of the other investment fund options other than the Case Stock Fund. The Company's discretionary profit sharing contribution is allocated to the same investment options as the participant directed contributions. For 1997, the Company profit sharing contribution was $4,432,380 or 2.5% of participant's base salary. For 1996, the profit sharing contribution was $4,990,265, or 3.0% of participant's base salary. The applicable cents per hour factor relevant to United Automobile, Aerospace and Agricultural Implement Workers of America (the "UAW") participants was $.36 for the two plan years ending December 31, 1997. Tax deferred savings contributions are limited to $9,500 for the years ended December 31, 1997 and 1996, subject to any adjustment made in accordance with Section 402 of the Internal Revenue Code.

   c.  Vesting
       -------

       Participants are immediately vested in their contributions plus actual earnings thereon. Participants employed by the Company as of June 30, 1994, are 100% vested in the Company's matching, fixed and discretionary contributions and the related earnings thereon. Salaried participants hired subsequent to that date and Midwest Consulting Services, Concord plant and Wichita plant participants are fully vested in the Company's contributions after five or more years of service. A UAW participant's interest in his account is fully vested and non-forfeitable at all times.

   d.  Investment Options
       ------------------

       Participants may direct their tax deferred savings contributions and Company discretionary contributions in any one or more of nine investment options below. Participants may direct the Company fixed contribution in any one or more of the investment options below except the Case Stock
       Fund:

       1. Northern Trust Collective Short-Term Investment Fund

          This fund invests in a portfolio of high-grade money market instruments with short maturities, as well as a guaranteed investment contract with an insurance company.

       2. BZW Barclays U.S. Debt Index Fund

          This fund is composed primarily of U.S. government and corporate bonds, and also includes asset-backed securities and high quality mortgage pass-throughs.

       3. Capital Guardian U.S. Balanced Fund

          This fund invests in U.S. stocks and bonds.


       4. BZW Barclays Equity Index Fund

          This fund invests in a broad range of U.S. common stocks.


       5. Neuberger & Berman Manhattan Trust

          This fund is composed primarily of common stocks and securities convertible into or exchangeable for common stock. Preferred stocks and debt securities may also be held.


       6. Putnam OTC Emerging Growth Fund

          This fund invests in common stocks of small- to medium-sized emerging-growth companies traded in the over-the-counter ("OTC") market. The fund may invest up to 20% of its assets in international securities.


       7. Capital Guardian U.S. Small Capitalization Fund

          This fund is invested primarily in equity securities of companies with capital between $50 and $750 million at time of purchase.


       8. Templeton Foreign Fund

          This fund is invested primarily in stocks and debt obligations of companies and governments outside the United States. Beginning in February, 1996, participants were able to elect this fund as an investment option.


       9. Case Stock Fund

          This fund consists almost solely of Case Corporation common stock.

       All Company matching contributions are invested in the Case Stock Fund. Two additional investment funds exist, however, not all participants may direct their contributions into these options. No new contributions may be directed to the Tenneco Stock Fund, which consists of Tenneco Inc. common stock and short-term investments which were transferred to this Plan from a predecessor plan in 1994. Effective December 15, 1997, the Tenneco Stock Fund was eliminated as an investment option. Any participant account balances that had not been transferred from the Tenneco Stock Fund prior to December 31, 1997, were transferred to the Money Market Demand Account within the Northern Trust Collective Short-Term Investment Fund. The Metropolitan Life Insurance Group Annuity Contracts Fund, which consists of a guaranteed investment contract, is available only to employees represented by a collective bargaining unit.

   e.  Loans to Participants
       ---------------------

       Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance of the participant's account and bear interest at market rates as determined by the Plan administrator. The interest rates on loans outstanding at December 31, 1997 and 1996 ranged from 7% to 11%.

   f.  Payment of Benefits
       -------------------

       On termination of service, a participant may receive the value of the vested interest in his or her account under a variety of payment options. Participants may elect to have the portion of their accounts invested in the Case Stock Fund distributed in either stock or cash.

   g.  Forfeitures
       -----------

       Forfeited nonvested accounts will be used to reduce future Company contributions. During 1997 and 1996, the forfeited nonvested accounts used for this purpose totaled $12,970 and $0, respectively. At December 31, 1997 and 1996, forfeited nonvested accounts totaled $268,285 and $17,768, respectively.


2. Plan Name Change
   ----------------

   Effective December 31, 1996, the Plan's name was changed from the Case Corporation Retirement Savings Plan: Profit Sharing Plan to the Case Corporation Retirement Savings Plan.


3. Transfer of Assets
   ------------------

   Effective December 31, 1996, the Case Corporation Retirement Savings Plan:
   Money Purchase Pension Plan was merged into the Plan. Asset transfers related to this merger totaled $17,049,845.

   Effective January 31, 1997, the Concord Savings and Retirement Plan was merged into the Plan. Asset transfers related to this merger totaled $465,333.

   Rollover contributions and participant after-tax contributions or transfers into the Plan are not permitted.


4. Summary of Significant Accounting Policies
   ------------------------------------------

   Financial Statements
   --------------------

   The Plan's financial statements have been prepared on the accrual basis of accounting.

   Accounting Estimates
   --------------------

   The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's administrator to make estimates and assumptions that affect the accompanying financial statements. Actual results could differ from these estimates.


5. Trustee
   -------

   The trustee of the Plan is The Northern Trust Company (the "Trustee"). Hewitt Associates maintains records of individual account balances for each participant.

6. Investments

   Investments are stated at fair market value as determined by the Trustee by reference to published market data, except for the guaranteed investment contracts that are benefit responsive as defined by SOP 94-4 ("Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans") and are stated at contract value as determined by the Trustee. Under the terms of the investment contracts, the crediting interest rate is determined semi-annually based on the insurance company's applicable rate schedule. The crediting interest rates ranged from 6.65% to 6.75% as of December 31, 1997, and from 6.55% to 6.60% as of December 31, 1996. The fair value of the investment contracts as of December 31, 1997 and 1996 was $19,660,185 and $17,744,538, respectively.

   The Trustee of the Plan holds the Plan's investments and executes transactions therein.

   The Plan's investments are valued daily, and units which reflect the daily valuations are assigned to participants. At the Plan's inception, all investment options were assigned a unit value of $10.00, with the exception of the Northern Trust Collective Short-Term Investment Fund and the Metropolitan Life Insurance Group Annuity Contracts, which were assigned a unit value of $1.00. The number of units outstanding and the net asset value per unit as of December 31, 1997, is as follows:

                                                              Net Asset
      Fund                           No. of Units        Value per Unit
      ----                           ------------        --------------

Capital Guardian
 U.S. Balanced Fund                  1,995,992.06           $  18.06

Capital Guardian U.S. Small
 Capitalization Tax-Exempt Trust     1,312,207.59              18.27

Case Corporation
 Common Stock                             983,880            60.4375

Metropolitan Life Insurance
 Group Annuity Contracts            19,174,375.62               1.00

Neuberger & Berman
 Manhattan Trust Fund                1,556,304.37              13.60

Northern Trust Collective
 Short-Term Investment Fund         38,589,588.38              1.471

Northern Trust Collective
 Short-Term Investment Fund         59,496,795.66               1.00
  - Money Market Demand Account

Putnam OTC Emerging
 Growth Fund                         3,556,177.15              16.11

BZW Barclays Daily U.S.
 Debt Index Fund                       572,420.67              12.98

BZW Barclays Daily U.S.
 Equity Index Fund                   2,051,988.28              26.13

Templeton Foreign Fund               1,132,706.43               9.95

Net realized/unrealized gains(losses) on the Plan's investments during 1997 are included in "Net Investment Appreciation (Depreciation) in the Fair Value of Investments".

The market value of the assets held in the Trust as of December 31, 1997, as certified by the Trustee are:

            Short-Term Investments            $116,262,080
            Mortgages, Notes and Contracts      26,604,396
            Common Stock                       262,829,533
                                              ------------
                Total Assets                  $405,696,009
                                              ============

Income for the year ended December 31, 1997, is allocated to the investment types as follows:


            Short-Term Investments            $ 6,004,484
            Mortgages, Notes and Contracts      1,648,172
            Common Stock                       36,750,157
                                              -----------
                Total Income                  $44,402,813
                                              ===========

7. Income Tax Status

   The plan has obtained a determination letter from the Internal Revenue Service dated August 19, 1996, approving the Plan as qualified for tax-exempt status. It is management's opinion that no event has occurred that would disqualify the Plan's tax-exempt status.

8. Related Party Transactions

   Administrative fees are borne by the Plan.

   The Plan periodically invests in common funds managed by the Trustee.

   The above transactions are not considered prohibited transactions by statutory exemptions under the ERISA regulations.

9. Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                                                                      SCHEDULE I

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

                               DECEMBER 31, 1997
                               -----------------


         Item 27(a) - Schedule of Assets Held for Investment Purposes
         ------------------------------------------------------------


  Identity of Issuer        Description              Cost        Current Value
 -------------------     ------------------     --------------  ---------------
* Case Corporation       Case Corporation       $ 7,031,525.74   $ 7,031,525.74
  Retirement Savings     Participant Loans
  Plan                   (Interest rates
                         ranging from 7%
                         to 11%)

  Capital Guardian       Capital Guardian U.S.  $25,398,340.35    $36,047,616.51
  Investments            Balanced Fund

  Capital Guardian       Capital Guardian U.S.  $19,270,725.32    $23,974,032.67
  Investments            Small Capitalization
                         Tax Exempt Trust

* Case Corporation       Case Corporation       $40,619,752.49    $59,463,247.50
                         Common Stock

  Metropolitan Life      Metropolitan Life      $19,174,375.62    $19,174,375.62
  Insurance              Insurance Group
                         Annuity Contracts

  Neuberger & Berman     Neuberger & Berman     $20,437,009.60    $21,165,739.43
  Management, Inc.       Manhattan Trust Fund

* Northern Trust         Northern Trust         $59,496,795.66    $59,496,795.66
  Corporation            Collective Short-
                         Term Investment Fund

* Northern Trust         Northern Trust         $51,000,000.00    $56,765,284.51
  Corporation            Collective Short-
                         Term Investment Fund

  Putnam Investments     Putnam OTC             $49,096,792.81    $57,290,013.89
                         Emerging Growth Fund

                       *Represents a party in interest.

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

                               DECEMBER 31, 1997
                               -----------------


         Item 27(a) - Schedule of Assets Held for Investment Purposes
         ------------------------------------------------------------


Identity of Issuer                Description             Cost          Current Value
-------------------         ----------------------   ---------------   ---------------
 Barclays Global Investors  BZW Barclays Daily       $  6,492,916.10   $  7,430,020.30
                            U.S.  Debt Index Fund


 Barclays Global Investors  BZW Barclays Daily       $ 36,924,031.12   $ 53,618,453.76
                            U.S. Equity Index Fund


 Franklin Templeton         Templeton                $ 11,845,582.42   $ 11,270,429.00
                            Foreign Fund

                                                     ---------------   ---------------
                                                     $346,787,847.23   $412,727,534.59
                                                     ===============   ===============

                                                                     SCHEDULE II

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

                               DECEMBER 31, 1997
                               -----------------
                Item 27(d)  Schedule of Reportable Transactions
                -----------------------------------------------

Identity                                  Purchase   Selling                       Cost of            Current            Net
Of Issuer            Description            Price    Price        Expenses          Asset              Value         Gain (Loss)
------------         -----------------   ---------  ---------   -----------   ----------------   ----------------  --------------
Putnam Investments   Putnam OTC          $ 14.9179        N/A           N/A   $  11,766,992.11   $  11,766,992.11        N/A
                     Emerging
                     Growth Fund
                     (89 Purchases)

Putnam Investments   Putnam OTC                N/A  $ 14.6514           N/A   $  21,946,237.50   $  23,701,201.77  $ 1,754,964.27
                     Emerging
                     Growth Fund
                     (164 Sales)

Tenneco, Inc.        Tenneco, Inc.             N/A  $ 40.7882   $ 33,559.02   $  25,399,303.15   $  26,702,815.92  $ 1,269,953.75
                     Common Stock
                     (23 Sales)

Barclays Global      BZW Barclays        $ 22.6363        N/A           N/A   $  19,534,954.49   $  19,534,954.49              N/A
Investors            Daily U.S. Equity
                     Index Fund
                     (149 Purchases)

Barclays Global      BZW Barclays              N/A  $ 23.3092           N/A   $   7,808,428.57   $  10,814,899.37  $ 3,006,470.80
Investors            Daily U.S. Equity
                     Index Fund
                     (96 Sales)

Northern Trust       Northern Trust      $    1.00        N/A           N/A   $ 117,256,280.44   $ 117,256,280.44             N/A
Corporation          Collective
                     Short-Term
                     Investment Fund
                     (322 Purchases)

Northern Trust       Northern Trust            N/A  $    1.00           N/A   $ 109,476,517.51   $ 109,476,517.51             N/A
Corporation          Collective
                     Short-Term
                     Investment Fund
                     (447 Sales)